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08032703

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-200-24624

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing
Section

REPORT FOR THE PERIOD BEGINNING___July 1, 2007___ AND ENDING___June 30, 2008___
SEP 19 2008

MM/DD/YY   MM/DD/YY

Washington, DC
111

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Security Research Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 East Sir Frances Drake Blvd., Wood Island #3F

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Larkspur,   California   94939

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Brian Swift___   (415)925-0346

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant

(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____David M. Olson_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____Security Research Associates, Inc._____, as
of ___June 30_____, 20 __08__, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                            Signature

_____
                                                            Title

___See attached jurat_____
        Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
       consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 _____

2 _____

3 _____

4 _____

5 _____

6 _____

| Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any) |

State of California

County of __Marin__

Subscribed and sworn to (or affirmed) before me on this

__11 th__ day of __September__, 20 __08__, by
Date   Month   Year

(1)__David N. Olson__,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)__n/a__,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature __Mary Elsik Ryan__
Signature of Notary Public

MARY ELSIK RYAN
Commission # 1538003
Notary Public - California
Marin County
My Comm. Expires Dec 24, 2008

Place Notary Seal Above

——————————————— *OPTIONAL* ———————————————

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document:__Examination of 7url Stmts__

Document Date: __June 30, 2008__ Number of Pages: __17__

Signer(s) Other Than Named Above: __n/a__

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

August 15, 2008
September 2, 2008 as to Note I and Net Capital Computation

Board of Directors
Security Research Associates, Inc.
Larkspur, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Security Research Associates, Inc., as of June 30, 2008 and related statements of operations, changes in shareholders' equity and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Security Research Associates, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Research Associates, Inc. as of June 30, 2008 and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

CASH	$ 26 051
DEPOSIT - WEDBUSH MORGAN SECURITIES	100 000
RECEIVABLE FROM BROKER DEALER	361 049
MARKETABLE SECURITIES AT MARKET	355 803
SECURITIES NOTE READILY MARKETABLE - AT COST	2 736
PREPAID EXPENSES AND OTHER ASSETS	50 779
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $56,311	-
	$896 418

LIABILITIES AND SHAREHOLDERS' EQUITY

SALARIES AND COMMISSIONS		$ 64 527
ACCRUED EXPENSES		41 720
PAYABLE TO BROKER DEALER – MARGIN LOAN		355 803
INCOME TAXES		8 734
TOTAL LIABILITIES		470 784
SHAREHOLDER'S EQUITY:		
Common stock – no par value: stated value $10.00		
Authorized 20,000 shares		
Issued and outstanding 15,000 shares	$150 000	
Paid in capital	134 175	
Retained earnings	141 459	425 634
		$896 418

See notes to financial statements.

-2-

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2008

REVENUES:

Investment banking fees		$1 206 606
Commissions		598 026
Trading profits		31 907
Investment income		7 404
Other income		44 000
		1 887 943

EXPENSES:

Commissions and employee compensation & benefits	$1 295 561	
Trading charges	127 500	
Operating expenses	320 899	
Rent	91 141	
Depreciation	1 774	
		1 836 875

INCOME BEFORE INCOME TAXES	51 068
INCOME TAXES ($500 deferred)	12 250
NET INCOME	$ 38 818

See notes to financial statements.

-3-

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2008

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2007	$150 000	$134 175	$102 641	$386 816
NET INCOME			38 818	38 818
BALANCE AT JUNE 30, 2008	$150 000	$134 175	$141 459	$425 634

See notes to financial statements.

-4-

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2008

CASH FLOW FROM OPERATING ACTIVITIES:

Net income from operations		$ 38 818
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Depreciation and amortization		1 774
Changes in assets and liabilities:		
Deposit		(538)
Receivables from broker dealer		171 365
Marketable securities		(325 181)
Securities not readily marketable		(2 736)
Prepaid expenses and other assets		546
Salaries and commissions		(557 556)
Accrued expenses		(19 536)
Income taxes		(7 871)
Payable broker dealer - margin loan		325 181
NET CASH USED BY OPERATING ACTIVITIES		(375 734)
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Shareholder advances	$ (26 222)	
Payments on shareholder advances	8 843	
Purchase of furniture and equipment	(1 734)	
CASH USED BY INVESTMENT ACTIVITIES		(19 113)
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from short term loans	30 000	
Repayment of short term loans	(30 000)	
Proceeds from issuance of subordinated notes	(790 000)	
CASH USED BY FINANCING ACTIVITIES		(790 000)
NET DECREASE IN CASH		(1 184 847)
CASH AND CASH EQUIVALENTS, beginning of year		1 210 898
CASH AND CASH EQUIVALENTS, end of year		$ 26 051
INCOME TAXES PAID		$ 11 800
INTEREST PAID		$ 8 011

See notes to financial statements.

-5-

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS

YEAR ENDED JUNE 30, 2008

Subordinated liabilities at June 30, 2007	$790 000
Payment of subordinated notes	790 000
Subordinated liabilities at June 30, 2008	$ 0

See notes to financial statements.

-6-

SECURITY RESEARCH ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker-dealer engaged in investment banking and the sale
and trading of marketable securities, primarily in Northern California.

Security Transactions and Commissions

The Company has entered into a contract with Wedbush Morgan Securities who has agreed to
act as originating broker on a fully disclosed basis for all of the Company's dealings with
customers' securities accounts. Accordingly, the Company has no direct receivables or
payables to customers or brokers as a result of customer securities transactions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they
had settled. Profit and loss arising from all securities transactions entered into for the
account and risk of the Company are recorded on a trade date basis. Customers' securities
transactions are reported on a settlement date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued
at fair value as determined by management. The resulting difference between cost and
market is included in trading income.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising
from securities offerings in which the Company acts as an underwriter or agent.
Investment banking revenues also include fees earned from providing merger-and-
acquisition and financial restructuring advisory services. Investment banking management
fees are recorded on offering date, sales concessions on settlement date, and underwriting
fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities
transactions occur.

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

SECURITY RESEARCH ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

YEAR ENDED JUNE 30, 2008

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

NOTE B - DEPOSIT

The Company has deposited $100,000 with Wedbush Morgan Securities as security for its transactions with Wedbush. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2009. Minimum rental payments for the next year are as follows:

2009 $72 000

NOTE D - LINE OF CREDIT

The Company has a $100,000 line of credit with its bank expiring May 15, 2009. Any advances will bear interest at 1.00 % over the bank's reference rate which is currently 7.00%.

NOTE E - PENSION PLAN

The Company has established a 401(k) pension plan that covers all full time employees with over one year of service. The Company is required to make a safe harbor 3% contribution to the plan which amounted to $4,989.

NOTE F - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2008, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

SECURITY RESEARCH ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

YEAR ENDED JUNE 30, 2008

NOTE H - RELATED PARTY TRANSACTIONS

Advances to shareholders and employees of $17,567 are included in other assets.

NOTE I - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and
Exchange Commission equivalent to the greater of $100,000 or one-fifteenth of
"aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate
on a daily basis. At June 30, 2008 the Company had net capital of $252,133 and
aggregate indebtedness of approximately $471,000, a ratio of 1.87 to 1.00.

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

SUPPLEMENTAL INFORMATION

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2008

COMPUTATION OF NET CAPITAL

Stockholders' equity		$425 634

NON-ALLOWABLE ASSETS:

Non marketable securities	$ 2 736	
Accounts receivable	39 123	
Prepaid expenses and other expenses	50 780	
Total non-allowable assets		(92 639)

HAIRCUTS ON SECURITIES:

Securities	53 370	
Concentrations	27 492	
Total haircuts		(80 862)

NET CAPITAL		$252 133

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness - liabilities From Statement of Financial Conditions	$470 784
Ratio of aggregate indebtedness to net capital	1.87 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 31 398
Minimum dollar net capital requirement	$100 000
Net capital requirement (greater of above two amounts)	$100 000
Excess net capital	$152 133

There are no material differences between the amounts reported above and amounts reported in the Company's amended unaudited Focus Report, Part I(a), as of June 30, 2008.

K H WM KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2008

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Wedbush Morgan Securities on a fully disclosed basis.

-12-

K H Wm Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 15, 2008

Board of Directors
Security Research Associates, Inc.
Larkspur, California

In planning and performing my audit of the financial statements of Security Research Associates, Inc. for the year ended June 30, 2008 on which I issued my report dated August 15, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant

